UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras releases teasers for the sale of REGAP, REMAN, LUBNOR and SIX

Rio de Janeiro, September 13, 2019—Petróleo Brasileiro S.A.—Petrobras, following up on the releases disclosed on April 26, 2019 and June 28, 2019, reports the beginning of the opportunity disclosure stage (teasers) regarding the second phase of sale processes of downstream assets and associated logistics in Brazil, which includes: Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará and Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets.

Teasers of this phase, which contains key asset information and eligibility criteria for selection of potential participants, is available on Petrobras website.

Subsequent stages of the project will be reported to the market in due course, pursuant to Petrobras’ Divestment Methodology and Decree 9.188/2017.

Downstream divestments are in line with the company’s portfolio optimization and improvement of capital allocation to maximize value for our shareholders.

About the refineries

REGAP, located in the city of Betim, Minas Gerais, has a processing capacity of 166,000 barrels/day (7% of Brazil’s total oil downstream capacity) and its assets include a set of pipelines of over 720 km.

REMAN, located in Manaus, State of Amazonas, has a processing capacity of 46,000 barrels/day and its assets include a storage terminal.

LUBNOR, located in Fortaleza, Ceará, has a processing capacity of 8,000 barrels/day and is one of the national leaders in asphalt production and the only one in the country to produce naphthenic lubricants.

SIX, located in São Mateus do Sul, Paraná, has an installed capacity of 6,000 barrels/day and its assets include a mine in one of the largest oil shale reserves in the world and a shale processing plant.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer